[Insert Gabelli Letterhead Here]

August 31, 2017

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc. (the “Registrant”)
File Numbers: 333-218771; 811-08476

Dear Ms. Hahn:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-2 (the “Pre-Effective Amendment”) be accelerated so that the Pre-Effective Amendment may be declared effective at 1:00 pm EST on September 1, 2017, or as soon thereafter as practicable.

Thank you for your consideration of this request. Should questions arise in connection with this request, please call Vadim Avdeychik of Paul Hastings LLP at (212) 318-6054 or Kentaro Murase of Paul Hastings LLP at (212) 318-6737.

Very truly yours,

The Gabelli Multimedia Trust Inc.

/s/ Andrea R. Mango

Andrea R. Mango

Secretary